UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GENERAL MARITIME CORPORATION

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

Y2692M 10 3

(CUSIP Number)

John B. Frank
Principal & General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2692M 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,178,756

	8.	Shared Voting Power

	9.	Sole Dispositive Power 6,178,756

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,178,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.33%

14.	Type of Reporting Person (See Instructions) IA; OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,178,756

	8.	Shared Voting Power

	9.	Sole Dispositive Power 6,178,756

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,178,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.33%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Statement relates to Common Stock, par value $0.01 per share (the "Common Stock") of General Maritime Corporation, a Marshall Islands corporation (the "Issuer").  The address of the principal executive office of the Issuer is 35 West 56th Street, New York, NY 10019.

Item 2.	Identity and Background
(a) - (c) & (f)
This Statement is filed on behalf of:
(i) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"); and
(ii) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Oaktree Fund").
(i) Oaktree

The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.  The executive officers of Oaktree and the members of Oaktree who are natural persons are listed below.  The principal address for each such executive officer and member of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  All natural persons listed below are citizens of the United States of America.

Executive Officers and Certain Members

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Sheldon M. Stone	Principal
D. Richard Masson	Principal
Larry Keele	Principal
Russel S. Bernard	Principal
Stephen A. Kaplan	Principal
John Moon	Principal
Kevin Clayton	Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
John B. Frank	Principal and General Counsel

(ii) The Oaktree Fund

The address of the principal business and principal office for the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The principal business of the Oaktree Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence.  The Oaktree Fund is an investment partnership, and Oaktree is its sole general partner.  (See information in section (i) above regarding Oaktree and its executive officers and certain members.)  The names and addresses of the portfolio managers of the Oaktree Fund are listed below.  All individuals listed below are citizens of the United States of America.

Stephen A. Kaplan 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
Ronald N. Beck 1301 Avenue of the Americas, 34th Floor New York, NY 10019
(d) & (e)

During the last five years, neither Oaktree, the Oaktree Fund nor, to the best of their knowledge, any of their respective executive officers, directors, general partners, members listed above or portfolio managers, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Oaktree Fund beneficially owns 6,176,756 shares of Common Stock.   The shares of Common Stock beneficially owned by the Oaktree Fund were originally acquired by OCM Ajax Investments, Inc., a wholly-owned subsidiary of the Oaktree Fund (“Ajax”).  Ajax received the reported shares in a recapitalization (the “Recapitalization”) of the Issuer on June 12, 2001 which closed following effectiveness of the registration statement relating to the Issuer's initial public offering.  As part of the Recapitalization, Ajax received shares in exchange for its limited partner interests in two limited partnerships owning ocean going tanker vessels that were contributed by various persons to the Issuer in the Recapitalization.  All of the shares of the Issuer received by Ajax in connection with the Recapitalization were deposited into a series of escrow accounts.  In addition, Ajax had the right to receive additional shares of the Issuer through certain of these escrow accounts as a result of working capital and collar adjustments.  All reported shares have since been released to Ajax from these escrow accounts, including additional shares from the adjustments.  Thereafter, the Oaktree Fund liquidated and dissolved Ajax, and the reported shares that were held by Ajax were distributed and transferred to the Oaktree Fund as the sole shareholder of Ajax in connection with such dissolution.  The transfer of the reported shares from Ajax to the Oaktree Fund became effective on the books and records of the Issuer during the fourth quarter of 2003.

The Oaktree Fund also beneficially owns 2,000 shares of Common Stock (pursuant to options that vested on June 15, 2001 and are exercisable until June 11, 2011) issued to Stephen A. Kaplan, a director of the Issuer. Pursuant to the policies of Oaktree, Mr. Kaplan cannot retain the reported stock options or the shares issued pursuant thereto, and he has assigned all pecuniary and voting interests to the Oaktree Fund (the "Option Shares").  Mr. Kaplan disclaims all pecuniary and other interests in the Option Shares in which the Oaktree Fund will be the beneficial holder.

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of the Common Stock now held by the Oaktree Fund were acquired pursuant to the Recapitalization.  The Oaktree Fund currently holds such shares for investment purposes subject to the next paragraph.

Oaktree, as the general partner of the Oaktree Fund, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Oaktree Fund or by other accounts and funds of which Oaktree is the general partner and/or investment manager or whether the Oaktree Fund or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Oaktree and/or the Oaktree Fund may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Stephen A. Kaplan, a Principal of Oaktree and the co-portfolio manager of the Oaktree Fund, currently serves as a director on the Issuer’s board of directors.

Item 5.	Interest in Securities of the Issuer

  (a)  As of the date of this Schedule 13D, the Oaktree Fund owns and has the sole power to vote and dispose of 6,178,756 shares or 16.33% of the Common Stock (based on 37,832,645 shares of Common Stock outstanding as of August 6, 2004 plus the Option Shares).  Stephen A. Kaplan holds, but disclaims beneficial ownership of, options, that vested on June 15, 2001 and are exercisable until June 11, 2011, to purchase the 2,000 shares, or less than 0.1%, of the oustanding Common Stock.  As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Oaktree Fund may be deemed to beneficially own 6,178,756 shares or 16.33% of the Common Stock owned by the Oaktree Fund (based on 37,832,645 shares of Common Stock outstanding as of August 6, 2004 plus the Option Shares).

  (b)  Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund and, therefore, will have voting and dispositive power over the shares of the Issuer's Common Stock that will be held by the Oaktree Fund.  Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

  (c)  On July 30, 2004, the Oaktree Fund sold 68,400 shares of Common Stock at $29.5684 per share.  The shares were sold under Rule 144 of the Securities Act of 1933, as amended, in brokers’ transactions or in transactions directly with a market maker.  On August 2, 2004, the Oaktree Fund sold 1,444,750 shares of Common Stock at $27.90 per share.  The shares were sold under Rule 144 of the Securities Act of 1933, as amended, in brokers’ transactions or in transactions directly with a market maker.

  (d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by the Oaktree Fund, except to the extent that the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of the partnership agreement.  No such partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Oaktree, as general partner of the Oaktree Fund, receives a management fee for managing the assets of the Oaktree Fund and has a carried interest in the Oaktree Fund.
Stephen A. Kaplan, a director of the Issuer and a principal of Oaktree and the co-portfolio manager of the Oaktree Fund, is eligible to participate in the Issuer’s stock option plan and has received stock options pursuant to such plan.  Pursuant to Oaktree policies, Mr. Kaplan cannot retain such stock options or shares issued pursuant thereto, and he assigns all pecuniary and voting interests, including sole discretion on the exercise and sale of such options, to the Oaktree Fund.

The Issuer has granted Oaktree management consultation rights in connection with its and the Oaktree Fund's status as a venture capital operating company.  These rights will terminate on the date upon which Oaktree, together with its affiliates, ceases to beneficially hold a number of equity securities issued by the Issuer equal to or less than 10% of the equity securities held by Oaktree and its affiliates upon the closing of the Issuer's initial public offering.

The Issuer has entered into a registration rights agreement relating to the Common Stock held by the Oaktree Fund.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Oaktree Fund.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 11th day of August 2004.

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ John B. Frank
By:	John B. Frank
Title:	Principal and General Counsel

/s/ Richard Ting
By:	Richard Ting
Title:	Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:	Oaktree Capital Management, LLC
Its:	General Partner

/s/ B. James Ford
By:	B. James Ford
Title:	Managing Director

/s/ Richard Ting
By:	Richard Ting
Title:	Vice President, Legal